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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13 G

                   Under the Securities Exchange Act of 1934

                           (Amendment No. _______)*



                       MULTILINK TECHNOLOGY CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62544T109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2001
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13-d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 4 pages

CUSIP No. 62544T109

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Matthias Bussmann
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) ..................................................................

          (b) ..................................................................
--------------------------------------------------------------------------------
     3.   SEC Use Only..........................................................
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Germany..........................
--------------------------------------------------------------------------------
Number of        5.  Sole Voting Power         6,480,000
Shares Bene-     ---------------------------------------------------------------
ficially by      6.  Shared Voting Power       0
Owned by Each    ---------------------------------------------------------------
Reporting        7.  Sole Dispositive Power    6,480,000
Person With:     ---------------------------------------------------------------
                 8.  Shared Dispositive Power  0
--------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting Person - 6,480,000 shares

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 13.8%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               Page 2 of 4 pages

Item 1.

        (a)  Name of Issuer - Multilink Technology Corporation

        (b)  Address of Issuer's Principal Executive Offices
             300 Atrium Drive
             Somerset, New Jersey 08873

Item 2.

        (a)  Name of Person Filing - Matthias Bussman

        (b) Address of Principal Business Office or, if none, Residence c/o Multilink Technology Corporation
             2850 Ocean Park Boulevard, #100
             Santa Monica, CA 90405

        (c)  Citizenship - Germany

        (d)  Title of Class of Securities - Common Stock

        (e)  CUSIP Number - 62544T109

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [_] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

        (f) [_] An employee benefit plan or endowment fund in accordance with
                (S)240.13d-1(b)(1)(ii)(F);

        (g) [_] A parent holding company or control person in accordance with
                (S)240.13d-1(b)(1)(ii)(G);

        (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [_] Group, in accordance with (S)240.13d-(b)(1)(ii)(J).

Item 4.Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned: 6,480,000 shares

                               Page 3 of 4 pages

          (b)  Percent of class: 13.8%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote - 6,480,000

               (ii)  Shared power to vote or to direct the vote - 0

               (iii) Sole power to dispose or to direct the disposition of -
                     6,480,000

               (iv)  Shared power to dispose or to direct the disposition of - 0

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          February 7,  2002
                                                       ------------------------
                                                                  Date

                                                         /s/ Matthias Bussmann
                                                       -------------------------
                                                                Signature

                                                            Matthias Bussmann
                                                       ------------------------
                                                                Name/Title

                               Page 4 of 4 Pages